# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AlTi Global, Inc., CIK 0001838615
CUSIP: 02157E106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 22 Vanderbilt Avenue, 27th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 03/30/2026
Filed by CIK 0001958484
Persons authorized to receive notices and communications: Michael Tiedemann, 200 Bellevue Pkwy, Suite 525, Wilmington, Delaware (DE), 19809, (302) 656-5644

## Reporting persons
- Tiedemann Michael (CIK 0001958484): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,625,547.36; shared voting power 5,468,918; sole dispositive power 5,625,547.36; shared dispositive power 5,468,918; aggregate amount beneficially owned 11,094,465.36 (9.8% of the class)
- Michael Glenn Tiedemann 2012 Delaware Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,563,429; sole dispositive power 0; shared dispositive power 2,563,429; aggregate amount beneficially owned 2,563,429 (2.4% of the class)
  Comment: Trust
- CHT Family Trust Article 3rd fbo Michael G. Tiedemann: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,168,073; sole dispositive power 0; shared dispositive power 1,168,073; aggregate amount beneficially owned 1,168,073 (1.1% of the class)
  Comment: Trust
- Chauncey Close, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,737,416; sole dispositive power 0; shared dispositive power 1,737,416; aggregate amount beneficially owned 1,737,416 (1.7% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: AlTi Global, Inc.
Address of issuer's principal executive offices: 22 Vanderbilt Avenue, 27th Floor, New York, New York (NY), 10017
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on January 13, 2023 (as amended to date, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of AlTi Global, Inc. (formerly Alvarium Tiedemann Holdings, Inc.), a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since the filing of the Schedule 13D, Mr. Tiedemann acquired an aggregate of (i) approximately 278,210.04 shares of Class A Common Stock as a result of vesting of restricted stock units, which were awarded to Mr. Tiedemann as compensation for his services to the Issuer, and (ii) 210,741 shares of Class A Common Stock as a result of open market purchases for aggregate consideration of approximately $973,000. Mr. Tiedemann used personal funds to fund the purchases of the Class A Common Stock.

In addition, on September 3, 2024, CHT Family Trust Article 3rd fbo Michael G. Tiedemann ("CHT Family Trust") received a gift of 13,975 shares of Class A Common Stock and 466,785 shares of Class B Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 30, 2026, the Board of Directors of the Company and Mr. Tiedemann agreed that Mr. Tiedemann would step down as Chief Executive Officer of the Issuer, effective March 30, 2026. In connection with his departure as Chief Executive Officer, effective March 30, 2026, Mr. Tiedemann resigned from the Board of Directors of the Issuer.

Mr. Tiedemann and the other Reporting Persons have discussed and explored, and expect to continue to discuss and explore, various potential alternatives with respect to their investments in the Issuer. In connection with these discussions and in light of the Issuer's announcement, dated December 9, 2025, that it is considering its strategic alternatives, the Reporting Persons have advised the Issuer that the Reporting Persons intend to explore on a confidential basis, and may submit to the Issuer for its consideration, one or more proposals for extraordinary corporate transactions involving the Issuer, which could result in the acquisition of all or substantially all of the Class A Common Stock of the Issuer by the Reporting Persons, their affiliates and certain third-party investors, and which could lead to a de-listing and de-registration of the Class A Common Stock.

The Reporting Persons may, at the same time or subsequently, explore a range of potential strategic alternatives involving the Issuer and its securities, including extraordinary corporate transactions such as sales or acquisitions of shares, assets or businesses by the Issuer, including sales to affiliates of the Reporting Persons; engaging with third parties to pursue other strategic transactions, including, but not limited to, a transaction that leads to a de-listing and de-registration of the Class A Common Stock; or other business combination transactions such as a merger, reorganization, or other material transaction. There can be no guarantee that the Reporting Persons will make any such proposal, and if any such proposal is made, the Reporting Persons can provide no assurances that they will successfully consummate any proposed transaction.

The Reporting Persons intend to engage in communications, discussions and negotiations, from time to time as may be appropriate, with the Board of Directors, and their legal, financial, accounting and other advisors; potential partners, equity investors, debt financing sources and other counterparties in any potential transaction; current or prospective securityholders of the Issuer; and other relevant parties, regarding the various alternatives that may from time to time be under consideration by the Reporting Persons and/or their affiliates. To facilitate their consideration of such matters, the Reporting Persons have retained, and may in the future retain, consultants and advisors, and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements.

Subject to the more specific matters addressed above, the Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's management, business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons' beneficial ownership in securities of the Issuer. In addition, the Reporting Persons may engage in the transfer of shares to various entities controlled by them for estate planning purposes.

Other than as described above, none of the Reporting Persons currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date hereof, based on 102,464,812 shares of Class A Common Stock outstanding as of November 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025. The ownership information assumes the conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer into shares of Class A Common Stock on a one-to-one basis.

Mr. Tiedemann is the beneficial owner of 11,094,465.36 shares of Class A Common Stock, which consists of (i) 710,351.36 shares of Class A Common Stock held by Mr. Tiedemann; (ii) 63,326 shares of Class A Common Stock held by MGT 2012 DE Trust; (iii) 30,954 shares of Class A Common Stock held by CHT Family Trust; (iv) 42,918 shares of Class A Common Stock held by Chauncey Close; (v) 4,915,196 shares of Class A Common Stock underlying shares of Class B Common Stock held by Mr. Tiedemann; (vi) 2,500,103 shares of Class A Common Stock underlying shares of Class B Common Stock held by MGT 2012 DE Trust; (vii) 1,137,119 shares of Class A Common Stock underlying shares of Class B Common Stock held by CHT Family Trust; and (viii) 1,694,498 shares of Class A Common Stock underlying shares of Class B Common Stock held by Chauncey Close.

Mr. Tiedemann, MGT 2012 DE Trust, CHT Family Trust and Chauncey Close are the beneficial owners of approximately 9.8%, 2.4%, 1.1% and 1.7% of the outstanding shares of Class A Common Stock, respectively.

Mr. Tiedemann serves as the investment advisor to each of MGT 2012 DE Trust and CHT Family Trust, and is the managing member of Chauncey Close. As such, Mr. Tiedemann may be deemed to share beneficial ownership of the securities held by each of MGT 2012 DE Trust, CHT Family Trust and Chauncey Close.
Number of shares as to which each person has sole or shared power to vote or dispose:
Michael Tiedemann
- Sole Voting Power: 5,625,547.36
- Shared Voting Power: 5,468,918
- Sole Dispositive Power: 5,625,547.36
- Shared Dispositive Power: 5,468,918

MGT 2012 DE Trust
- Sole Voting Power: 0
- Shared Voting Power: 2,563,429
- Sole Dispositive Power: 0
- Shared Dispositive Power: 2,563,429

CHT Family Trust
- Sole Voting Power: 0
- Shared Voting Power: 1,168,073
- Sole Dispositive Power: 0
- Shared Dispositive Power: 1,168,073

Chauncey Close
- Sole Voting Power: 0
- Shared Voting Power: 1,737,416
- Sole Dispositive Power: 0
- Shared Dispositive Power: 1,737,416
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days other than on February 15, 2026, 169,207.87 restricted stock units held by Mr. Tiedemann vested and converted into shares of Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Tiedemann Michael: /s/ Michael Tiedemann, Michael Tiedemann (03/31/2026)
- Michael Glenn Tiedemann 2012 Delaware Trust: Tiedemann Trust Company, as trustee, By: /s/ Hayes A. Roberts, Hayes A. Roberts, Managing Director (03/31/2026)
- CHT Family Trust Article 3rd fbo Michael G. Tiedemann: /s/ Michael Tiedemann, Michael Tiedemann, Special Investment Trustee (03/31/2026)
- Chauncey Close, LLC: /s/ Michael Tiedemann, Michael Tiedemann, Managing Member (03/31/2026)